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EXHIBIT 12.4

KOLMAR LABORATORIES, INC.
FIXED CHARGE RATIO COMPUTATION
(GUARANTORS ONLY)

	Year Ended December 31,
	1998	1999	2000	2001
	(Dollars in Thousands)
Income (loss) before taxes	$2,063	$3,609	$(2,580)	$4,972
Fixed charges reflected in income (loss) before taxes
Interest expense	80	349	(157)	(200)
One third of rental expenses	190	358	417	337

Total fixed charges	$270	$707	$260	$137

Income (loss) before taxes plus fixed charges above	$2,333	$4,316	$(2,320)	$5,109

Fixed charge ratio	8.64x	6.10x	(8.92x )	37.29x
Fixed charge deficiency			2,580

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  EXHIBIT 12.4
KOLMAR LABORATORIES, INC. FIXED CHARGE RATIO COMPUTATION (GUARANTORS ONLY)